Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Vine Hill and CoinShares adjusted to give effect to the Business Combination and related transactions. Defined terms included below have the same meaning as terms defined and included elsewhere in this Shell Company Report.

Vine Hill is a blank check company incorporated in Cayman Islands on May 24, 2024. Vine Hill was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

CoinShares is a digital asset manager founded in 2014. CoinShares is headquartered in Jersey, with offices in Paris, London and New York. CoinShares is regulated in Jersey by the Jersey Financial Services Commission, in France by the Autorité des marchés financiers and in the US by the Securities and Exchange Commission and Financial Industry Regulatory Authority. CoinShares was publicly listed on the Nasdaq Stockholm under the ticker “CS” and the OTCQX under the ticker “CNSRF”. CoinShares’ principal activity is providing exposure to the digital asset and blockchain technology ecosystem via a range of financial products and services supported by its technology stack and team.

The historical financial information of Vine Hill was derived from the unaudited financial statements of Vine Hill as of and for the six months ended June 30, 2025 and the audited financial statements for the period from May 24, 2024 (inception) through December 31, 2024, included elsewhere in the Proxy Statement/Prospectus. The historical financial information of CoinShares was derived from the unaudited interim consolidated financial statements of CoinShares as of and for the six months ended June 30, 2025 and the audited consolidated financial statements for the year ended December 31, 2024, included elsewhere in the Proxy Statement/Prospectus. This information should be read together with Vine Hill’s and CoinShares’ financial statements and related notes, the sections titled “Vine Hill’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “CoinShares’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in the Proxy Statement/Prospectus.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2025 assumes that the Business Combination and related transactions occurred on June 30, 2025. The unaudited pro forma condensed combined statements of comprehensive income for the six months ended June 30, 2025 and for the year ended December 31, 2024 give pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2024.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Business Combination and related transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to change as additional information becomes available and analyses are performed.

Description of the Business Combination

On March 31, 2026 (the “Closing Date”), CoinShares PLC, a public company limited by shares organized under the laws of Jersey (f/k/a Odysseus Holdings Limited, the “Company” or “Holdco”), consummated its previously announced business combination (the “Business Combination”) pursuant to Business Combination Agreement, dated as of September 8, 2025 (the “Business Combination Agreement”), by and among the Company, CoinShares International Limited, a public company limited by shares organized under the laws of Jersey (“CoinShares”), Vine Hill Capital Investment Corp., a Cayman Islands exempted company (“Vine Hill”) and Odysseus (Cayman) Limited, a Cayman Islands exempted company (“SPAC Merger Sub”).

Pursuant to the Business Combination Agreement, (a) Vine Hill merged with and into SPAC Merger Sub, with SPAC Merger Sub being the surviving entity as a direct, wholly-owned subsidiary of the Company (the “SPAC Merger”) and with each Vine Hill shareholder receiving one no par value ordinary share of the Company (each, a “Ordinary Share”) for each Vine Hill Class A ordinary share (each, a “Vine Hill Class A Share”), (b) among other things, SPAC Merger Sub acquired CoinShares, with such acquisition being effected by the exchange of all ordinary shares £0.000495 each in CoinShares’ share capital (each, a “CoinShares Share”) for Ordinary Shares by way of a court sanctioned scheme of arrangement under Jersey law (the “Scheme of Arrangement” and, together with the SPAC Merger, the “Mergers”), pursuant to which CoinShares became a direct, wholly-owned subsidiary of SPAC Merger Sub, and (c) after the Mergers, SPAC Merger Sub will distribute any remaining cash (after giving effect to valid redemption elections of its public shareholders) in Vine Hill’s trust account held for the benefit of its public shareholders (the “Trust Account”) to the Company and will be liquidated, each as more fully described in the final prospectus of the Company and definitive proxy statement of Vine Hill, dated March 16, 2026 (the “Proxy Statement/Prospectus”), which was filed with the SEC. Following the consummation of the transactions contemplated by the Business Combination Agreement, SPAC Merger Sub was liquidated. As a result of the Business Combination, CoinShares became a wholly-owned subsidiary of the Company and the Company has become a publicly traded company.

In connection with the Business Combination, (i) one day prior to the effective time of the SPAC Merger, Vine Hill Capital Sponsor I LLC (the “Sponsor”) forfeited to Vine Hill for no consideration Class B ordinary share of Vine Hill, par value $0.0001 per share (each, a “Vine Hill Class B Share”) held by it and (ii) the Sponsor forfeited to Vine Hill for no consideration all of the warrants to purchase Vine Hill Class A Shares purchased by the Sponsor in a private placement concurrent with Vine Hill’s initial public offering (the “Vine Hill Private Warrants”), upon which forfeiture the Vine Hill Private Warrants were cancelled.

As consideration for the SPAC Merger, at the effective time of the SPAC Merger, (a) each issued and outstanding Vine Hill Class A Share (including each Vine Hill Class A Share issued upon the conversion of the Vine Hill Class B Shares) converted into one Ordinary Share and (b) each outstanding public warrant of Vine Hill (each, a “Vine Hill Public Warrant”) was assumed by the Company as a public warrant of the Company (each, a “Warrant”), having substantially the same terms and conditions and exercisable for Ordinary Shares.

As consideration for the Scheme of Arrangement, at the effective time of the Scheme of Arrangement, (w) each CoinShares Share that was issued and outstanding (other than the PIPE Shares (as defined below)) was exchanged for the number of Ordinary Shares equal to the quotient obtained by dividing (i) (A) $1.2 billion divided by (B) the number of Fully Diluted Equity Securities (as defined below) (such quotient obtained by dividing (A) by (B), the “Equity Value Per Share”) by (ii) $10.00 (such quotient obtained by dividing (i) by (ii), the “Equity Exchange Ratio”); (x) each option to purchase CoinShares Shares (each, a “CoinShares Option”) that was issued and outstanding and had vested pursuant to its terms was converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess of the Equity Value Per Share over the exercise price of such CoinShares Option that has vested by (ii) the number of CoinShares Shares underlying such CoinShares Option; (y) (i) each CoinShares Option that was unvested was converted into an option to purchase a number of Ordinary Shares (each a “Company Option”) equal to the product obtained by multiplying (A) the number of CoinShares Shares underlying such CoinShares Option by (B) the Equity Exchange Ratio and (ii) the per share exercise price of each Ordinary Share issuable upon exercise of each such converted CoinShares Option will be equal to the quotient obtained by dividing (A) the exercise price per share of such CoinShares Option immediately before the effective time of the Scheme of Arrangement by (B) the Equity Exchange Ratio, subject to the same terms and conditions of such CoinShares Option prior to conversion; and (z) each PIPE Share was exchanged for one Ordinary Share. “Fully Diluted Equity Securities” means (a) CoinShares Shares issued and outstanding immediately prior to the effective time of the Scheme of Arrangement (other than the PIPE Shares) and (b) CoinShares Shares that, immediately prior to the effective time of the Scheme of Arrangement, would be issued if CoinShares Options, whether vested or unvested, were net settled by withholding CoinShares Shares upon exercise.

PIPE Investment

Concurrently with the execution of the Business Combination Agreement, in connection with a financing effort related to the Business Combination, CoinShares and the Company entered into a subscription agreement with an institutional investor (the “PIPE Investor” and, such subscription agreement, the “PIPE Subscription Agreement”). Subject to the terms and conditions of the PIPE Subscription Agreement, the PIPE Investor agreed to subscribe for and purchase 5,000,000 CoinShares Shares from CoinShares (the “PIPE Investment Shares” and, such investment, the “PIPE Investment”) for a total purchase price of $50,000,000. In consideration of the PIPE Investor’s commitment, CoinShares agreed, subject to the PIPE Investor’s compliance with its obligations under the PIPE Subscription Agreement, to issue to the PIPE Investor an additional 1,666,667 CoinShares Shares as a commitment fee immediately prior to the effective time of the Scheme of Arrangement (the “Commitment Fee Shares” and together with the PIPE Investment Shares, the “PIPE Shares”). Pursuant to the PIPE Subscription Agreement, the PIPE Investor was permitted to elect to reduce the number of PIPE Investment Shares that it was obligated to purchase under the PIPE Subscription Agreement by the number of Vine Hill Class A Shares acquired by the PIPE Investor in the open market or in privately negotiated transactions with third parties after the date of the Subscription Agreement and prior to the extraordinary general meeting of Vine Hill held to approve the Business Combination (the “Extraordinary General Meeting”) and not submitted for redemption (on a one-for-one basis up to the total amount of PIPE Investment Shares subscribed for under the PIPE Subscription Agreement). The PIPE Investor held and did not submit for redemption 102,020 Vine Hill Class A Shares, purchased 4,897,980 PIPE Investment Shares immediately prior to the effective time of the Scheme of Arrangement and was also issued the 1,666,667 Commitment Fee Shares immediately prior to the effective time of the Scheme of Arrangement.

Per the terms of Vine Hill’s letter agreement with its placement agent, the placement agent was entitled to a contingent cash placement fee of 5% of proceeds raised in any financings related to the Business Combination (the “Placement Fee”). As a result, the net proceeds of $46.2 million, net of $2.8 million in cash transaction costs related to the Placement Fee and other related transaction costs, are allocated to the Holdco Ordinary Shares. Refer to adjustment B below for the impact on the unaudited pro forma condensed combined financial information.

Forfeiture of Founder Shares and Private Placement Warrants

Pursuant to the Sponsor Support Agreement dated September 8, 2025, immediately prior to the closing of the Business Combination, the Sponsor irrevocably forfeited and surrendered 2,933,333 Sponsor Forfeited Shares for no consideration as a contribution to the capital of Vine Hill. Additionally, pursuant to the Sponsor Agreement, one day prior to the SPAC Effective Time, each of the 5,500,000 Vine Hill Private Warrants held by the Sponsor were automatically surrendered to Vine Hill for no consideration and immediately cancelled by Vine Hill. Refer to adjustment H below for the impact of the forfeitures of the Founder Shares and Vine Hill Private Warrants on the unaudited pro forma condensed combined financial information.

Accounting Treatment

CoinShares is treated as the “acquirer” and Vine Hill is treated as the “acquiree” for financial reporting purposes given that Holdco’s operations comprise the operations of CoinShares’, CoinShares’ existing shareholders are the largest shareholder group of Holdco, and CoinShares’ executive management is the executive management of Holdco. Further, CoinShares’ existing shareholders have the majority voting equity interests of the post-combination company, one of CoinShares’ existing shareholders has the largest single minority voting interest in the post-combination company, CoinShares’ existing senior management team comprises the senior management of the post-combination company, the post-combination company assumes CoinShares’ name, and from an employee base and business operation standpoint CoinShares is the larger entity in terms of relative size. Additionally, influence on the board of directors is split between CoinShares and Vine Hill because, while Vine Hill nominated three of the five directors, they were subject to the acceptance of CoinShares CEO and Chairman. Under this method of accounting, the net assets of CoinShares are stated at historical cost, with no goodwill or other intangible assets recorded. Since Vine Hill is the deemed acquiree, the transaction is not within the scope of IFRS 3, Business Combinations (“IFRS 3”) as Vine Hill does not meet the definition of a business in accordance with IFRS 3. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of CoinShares issuing shares for the net assets of Vine Hill, accompanied by a recapitalization. Given the substance of the transaction, the transaction will be accounted for as a share-based payment transaction within the scope of IFRS 2, Share-based Payment (“IFRS 2”) as it relates to the stock exchange listing service received and under other relevant standards for cash acquired, assumption of warrants or other assets acquired and liabilities assumed.

In accordance with IFRS 2, the differences in the fair value of the consideration (i.e., the ordinary shares issued by Holdco) for the acquisition of Vine Hill over the fair value of the identifiable net assets of Vine Hill represent compensation for the service of a stock exchange listing for its shares and is expensed as incurred. Operations prior to the Closing were deemed to be those of CoinShares. The consideration for the acquisition of Vine Hill was determined using the closing prices of Vine Hill Class A Shares. The Vine Hill Public Warrants were assumed to be part of the Business Combination and were assumed as a part of the identifiable net assets of Vine Hill. The replacement of warrants was then separately accounted for under International Accounting Standard 32, Financial Instruments: Presentation (“IAS 32”). As the fair value of Vine Hill Public Warrants has a similar fair value to those of Holdco Warrants as of the Closing, no material impact into profit or loss was recognized.

Business Combination Approval

The Extraordinary General Meeting of shareholders of Vine Hill was held on March 27, 2026, where the Vine Hill’s shareholders considered and approved, among other matters, a proposal to approve the Business Combination Agreement and the transactions contemplated thereby. In connection with the Extraordinary General Meeting, holders of 20,707,319 Public Shares exercised their right to redeem those shares for a pro rata portion of the cash in the Vine Hill Trust Account, which equaled approximately $10.71 per share, for an aggregate of approximately $221.8 million.

The following summarizes the pro forma outstanding shares:

	Shares	%
CoinShares Shareholders(1) (2)	120,000,000	90.7%
Vine Hill Public Shareholders(3)(4)	1,292,681	1.0%
Sponsor(5)(6)	4,400,001	3.3%
PIPE Investor(7)	6,564,647	5.0%
Pro forma Holdco Ordinary Shares	132,257,329	100.0%

(1)	Excludes shares underlying 260,922 Unvested CoinShares Options.

(2)	Calculated as the number of issued and outstanding CoinShares Shares as of March 26, 2026 of 65,538,673, excluding 1,139,537 shares held in treasury by CoinShares, and 260,922 shares underlying Unvested CoinShares Options multiplied by an Equity Exchange Ratio of approximately 1.8237.

(3)	Reflects the redemption of 20,707,319 Vine Hill Public Shares in conjunction with the Extraordinary General Meeting held on March 27, 2026.

(4)	Excludes 11,000,000 Vine Hill Public Shares underlying the Vine Hill Public Warrants.

(5)	Excludes 5,500,000 Vine Hill Public Shares underlying 5,500,000 Vine Hill Private Warrants, which have been forfeited one day prior to the close of the Business Combination.

(6)	Excludes the 2,993,333 Sponsor Forfeited Shares which have been forfeited immediately prior to the close of the Business Combination.

(7)	Includes the subscription and purchase of 4,987,980 PIPE Investment Shares for a purchase price of $10.00 per share, plus 1,666,667 Commitment Fee Shares in consideration of the PIPE Subscription Agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2025

(in thousands, except share and per share amounts)

	CoinShares (IFRS Historical)	Vine Hill (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 2)	Dividend Payable (Note 3)		PIPE Financing (Note 3)		Transaction Accounting Adjustments (Note 3)		Pro Forma Combined
ASSETS
Non-current assets:
Property, plant and equipment	$2,896	$—	$—	$—		$—		$—		$2,896
Goodwill	2,820	—	—	—		—		—		2,820
Other intangible assets	12,082	—	—	—		—		—		12,082
Investments	25,598	—	—	—		—		—		25,598
Trade and other receivables	1,283	—	—	—		—		—		1,283
Other non-current assets	1,052	—	—	—		—		—		1,052
Investments held in Trust Account	—	229,052	—	—		—		(215,208)	C	—
								(13,844)	C
Total non-current assets	45,731	229,052	—	—		—		(229,052)		45,731
Current assets:
Cash and cash equivalents	73,235	606	—	(12,294)	A	46,177	B	13,844	C	60,203
								(43,545)	D
								(2,340)	E
								(15,480)	F
Digital assets	4,449,319	—	—	—		—		—		4,449,319
Other current assets	208,337	229	—	—		—		—		208,566
Digital asset ETPs	1,399,913	—	—	—		—		—		1,399,913
Trade and other receivables	5,076	—	—	—		—		—		5,076
Total current assets	6,135,880	835	—	(12,294)		46,177		(47,521)		6,123,077
Total assets	$6,181,611	$229,887	$—	$(12,294)		$46,177		$(276,573)		$6,168,808

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
XBT Certificate Liabilities	$3,467,370	$—	$—	$—		$—		$—		$3,467,370
CS Physical Certificate Liabilities	1,905,442	—	—	—		—		—		1,905,442
Amounts due to brokers	128,449	—	—	—		—		—		128,449
Trade and other payables	11,632	—	—	—		—		(792)	D	10,840
Other current liabilities	238,660	121	—	(12,294)	A	—		(9,238)	F	217,249
Current lease liabilities	846	—	—	—		—		—		846
Current tax liabilities	251	—	—	—		—		—		251
Deferred compensation - related parties	—	649	—	—		—		(649)	D	—
Total current liabilities	5,752,650	770	—	(12,294)		—		(10,679)		5,730,447
Non-current liabilities:
Non-current lease liabilities	2,027	—	—	—		—		—		2,027
Other non-current liabilities	476	—	—	—		—		—		476
Non-current loans	27,857	—	—	—		—		—		27,857
Deferred legal fees	—	702	—	—		—		(702)	D	—
Deferred underwriting fee payable	—	7,700	—	—		—		(7,700)	G	—
Vine Hill Class A shares subject to possible redemption	—	—	229,052	—		—		(221,763)	C	—
								7,667	G
								(14,956)	H
Warrant liability	—	—	20,625	—		—		(6,875)	H	13,750
Total non-current liabilities	30,360	8,402	249,677	—		—		(244,329)		44,110
Total liabilities	$5,783,010	$9,172	$249,677	$(12,294)		$—		$(255,008)		$5,774,557
Commitments and contingencies:
Class A ordinary shares subject to possible redemption; 22,000,000 shares outstanding at $10.41 per share at June 30, 2025	—	229,052	(229,052)	—						—

Equity/(Deficit):
Share capital	44	—	—	—		4	B	(48)	I	—
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding at June 30, 2025	—	—	—	—		—		—		—
Class A ordinary shares, $0.0001 par value; 200,000,000 authorized shares; none issued or outstanding at June 30, 2025 (excluding 22,000,000 shares subject to possible redemption)	—	—	—	—		—		—		—
Class B ordinary shares, $0.0001 par value, 20,000,000 authorized shares; 7,333,334 shares issued and outstanding at June 30, 2025	—	1	—	—		—		(1)	H	—
Holdco Ordinary Shares, no par value	—	—	—	—		—		14,957	H	15,005
								48	I
Share premium	41,458	—	(6,545)	—		46,173	B	33	G	145,695
								6,875	H
								(8,338)	J
								66,039	K
Other reserves	1,488,266	—	—	—		—		—		1,488,266
Accumulated deficit	(1,131,167)	(8,338)	(14,080)	—		—		6,555	C	(1,254,715)
								(41,402)	D
								(2,340)	E
								(6,242)	F
								8,338	J
								(66,039)	K
Total equity (deficit)	398,601	(8,337)	(20,625)	—		46,177		(21,565)		394,251
Total liabilities and equity (deficit)	$6,181,611	$229,887	$—	$(12,294)		$46,177		$(276,573)		$6,168,808

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(in thousands, except share and per share amounts)

	CoinShares (IFRS Historical)	Vine Hill (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 2)	Dividend Payable (Note 3)	PIPE Financing (Note 3)	Transaction Accounting Adjustments (Note 3)		Pro Forma Combined
Management fees	$59,613	$—	$—	$—	$—	$—		$59,613
Other revenue	20,519	—	—	—	—	—		20,519
Cost of Sales	(8,787)	—	—	—	—	—		(8,787)
Gross Profit	71,345	—	—	—	—	—		71,345

Administrative expenses	(16,700)	(1,097)	—	—	—	654	AA	(26,378)
						(9,235)	BB
Gain on certificate liabilities	137,403	—	—	—	—	—		137,403
Other operating gains through profit and loss	303,409	—	—	—	—	—		303,409
Operating profit/ (loss)	495,457	(1,097)	—	—	—	(8,581)		485,779
Fair value loss on investments through profit and loss	49	—	—	—	—	—		49
Fair value change in warrants through profit and loss	—	—	(11,990)	—	—	—		(11,990)
Finance costs	(3,054)	—	—	—	—	—		(3,054)
Finance income	476	—	—	—	—	—		476
Interest income on Trust Account	—	4,758	—	—	—	(4,758)	CC	—
Interest income on operating account	—	16	—	—	—	—		16
Profit before tax	492,928	3,677	(11,990)	—	—	(13,339)		471,276

Income taxes	(657)	—	—	—	—	—		(657)

Profit after tax for the period	492,271	3,677	(11,990)	—	—	(13,339)		470,619

Other comprehensive income
Fair value loss on digital assets through other comprehensive income	(435,107)	—	—	—	—	—		(435,107)
Exchange differences on translation of foreign operations	1,544	—	—	—	—	—		1,544
Fair value gain on financial assets through other comprehensive income	370	—	—	—	—	—		370
Total other comprehensive loss	(433,193)	—	—	—	—	—		(433,193)
Total comprehensive income	$59,078	$3,677	$(11,990)	$—	$—	$(13,339)		$37,426

Net profit (loss) per share (Note 4):
Earnings per share (basic)	$7.51
Earnings per share (diluted)	$7.27
Net income per share, Class A shares subject to possible redemption - basis and diluted		$0.13
Net income per share, Class B non-redeemable ordinary shares - basis and diluted		$0.13
Weighted average shares outstanding - basic								132,257,329
Weighted average shares outstanding - diluted								132,518,251
Net profit per share - basic								$3.56
Net profit per share - diluted								$3.55

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2024

(in thousands, except share and per share amounts)

	For the Year Ended December 31, 2024	For the period from May 24, 2024 (inception) through December 31, 2024	IFRS Conversion and			Transaction
	CoinShares (IFRS Historical)	Vine Hill (US GAAP Historical)	Presentation Alignment (Note 2)	Dividend Payable (Note 3)	PIPE Financing (Note 3)	Accounting Adjustments (Note 3)		Pro Forma Combined
Management fees	$111,691	$—	$—	$—	$—	$—		$111,691
Other revenue	43,599	—	—	—	—	—		43,599
Cost of Sales	(15,209)	—	—	—	—	—		(15,209)
Gross Profit	140,081	—	—	—	—	—		140,081

Administrative expenses	(59,561)	(1,065)	—	—	—	(38,753)	DD	(93,502)
						(2,340)	EE
						418	AA
						7,799	BB
IFRS 2 listing expense	—	—	—	—	—	(66,039)	FF	(66,039)
Reversal of valuation loss on digital assets	23,898	—	—	—	—	—		23,898
Loss on certificate liabilities	(2,950,574)	—	—	—	—	—		(2,950,574)
Other operating gains through profit and loss	528,593	—	—	—	—	—		528,593
Operating loss	(2,317,563)	(1,065)	—	—	—	(98,915)		(2,417,543)
Exceptional income	36,816	—	—	—	—	—		36,816
Fair value loss on investments through profit and loss	(495)	—	—	—	—	—		(495)
Fair value change in warrants through profit and loss	—	—	(715)	—	—	—		(715)
Loss on associates	(74)	—	—	—	—	—		(74)
Finance income	8,495	—	—	—	—	—		8,495
Finance costs	(11,538)	—	—	—	—	—		(11,538)
Income on investments held in trust account	—	3,194	—	—	—	(3,194)	CC	—
Interest Income from operating account	—	16	—	—	—	—		16
Credit for over-allotment option liability expiration	—	136	—	—	—	—		136
(Loss)/profit before tax	(2,284,359)	2,281	(715)	—	—	(102,109)		(2,384,902)

Income taxes	(935)	—	—	—	—	—		(935)

(Loss)/profit for the year	(2,285,294)	2,281	(715)	—	—	(102,109)		(2,385,837)

Other comprehensive income
Fair value gain on digital assets through other comprehensive income	2,430,843	—	—	—	—	—		2,430,843
Exchange differences on translation of foreign operations	4,145	—	—	—	—	—		4,145
Fair value loss on financial assets through other comprehensive income	(450)	—	—	—	—	—		(450)
Total other comprehensive income for the year	2,434,538	—	—	—	—	—		2,434,538
Total comprehensive income for the year	$149,244	$2,281	$(715)	$—	$—	$(102,109)		$48,701

Net profit (loss) per share (Note 4):
Loss per share (basic)	$(34.34)
Loss per share (diluted)	$(34.34)
Net income per share, Class A shares subject to possible redemption - basis and diluted		$0.12
Net income per share, Class B non-redeemable ordinary shares - basis and diluted		$0.12
Weighted average shares outstanding - basic and diluted								132,257,329
Net loss per share - basic and diluted								$(18.04)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The historical consolidated financial statements of CoinShares have been prepared in accordance with IFRS and in its presentation and reporting currency of United States Dollars ($). The historical financial statements of Vine Hill have been prepared in accordance with U.S. GAAP in its presentation and reporting currency of United States Dollars ($).

The Business Combination will be accounted for as a share-based payment transaction, with no goodwill or other intangible assets recorded. Under this method of accounting, Vine Hill is treated as the “accounting acquiree” and CoinShares as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of CoinShares issuing shares for the net assets of Vine Hill, followed by a recapitalization. The net assets of CoinShares are stated at historical cost.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2025 gives effect to the Business Combination and related transactions as if they occurred on June 30, 2025. The unaudited pro forma condensed combined statements of comprehensive income for the six months ended June 30, 2025 and for the year ended December 31, 2024 give effect to the Business Combination and related transactions as if they occurred on January 1, 2024.

The pro forma adjustments reflecting the consummation of the Business Combination and the related transaction are based on currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and the related transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information. Lastly, due to the nature of the adjusting entries and the fact that CoinShares is domiciled in Jersey, a territory with no income tax, there is no tax effect to any of the pro forma adjustments.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Vine Hill and CoinShares.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 2. IFRS Policy and Presentation Alignment

The historical financial information of Vine Hill has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial statements. Based on a preliminary analysis, the adjustments required to convert Vine Hill’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial statements were 1) to reclassify the Vine Hill Class A Shares subject to redemption from commitments and contingencies to non-current liabilities under IFRS 2 and 2) to reclassify the Vine Hill Public Warrants and Vine Hill Private Warrants from share premium to non-current liabilities due to the presence of a cashless settlement feature and the mark-to-market adjustment. The fair value of Vine Hill Public Warrants and Vine Hill Private Warrants amounting to $20.6 million was estimated based on the market price of the Vine Hill Public Warrants of $1.25 (as of March 27, 2026). The liability is subject to re-measurement at each statement of financial position date until such time the warrants are exercised, expire or qualify for equity classification, and any change in fair value will be recognized in the statement of comprehensive income. The cumulative change in fair value from the date of issuance amounting to $14.1 million is included in accumulated deficit on the unaudited condensed consolidated pro forma statement of financial position. The change in fair value for the Vine Hill Public Warrants is presented in the unaudited pro forma condensed combined statements of comprehensive income for the six months ended June 30, 2025 and for the year ended December 31, 2024, as a $12.0 million loss and a $0.7 million loss, respectively. This activity represents the change in the fair value of the warrants from December 31, 2024 to March 27, 2026 and inception to December 31, 2024, respectively. There is no change in fair value impact for the Vine Hill Private Warrants on the unaudited pro forma condensed combined statements of comprehensive income as the Vine Hill Private Warrants are being forfeited one day prior to the SPAC Effective Time.

Further, as part of the preparation of the unaudited pro forma condensed combined financial statements, certain reclassifications were made to align Vine Hill’s historical financial statements in accordance with the presentation of CoinShares’ historical financial statements.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position resulting from Subsequent Dividend Declaration

A.	Represents CoinShares’ dividends paid subsequent to June 30, 2025 in the amount of $6.1 million, paid in October 2025, and the remaining $6.2 million paid in December 2025. CoinShares declared a dividend in the amount of $25.1 million in April 2025, of which dividends paid of $12.8 million have been reflected in the June 30, 2025 historical financial statements. The entire amount of the subsequent payment of $12.3 million that is reflected in other current liabilities as of June 30, 2025, is included in the Unaudited Pro Forma Condensed Combined Statement of Financial position under the assumption that the dividend was made in contemplation of the Business Combination.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position resulting from PIPE Financing Transaction

B.	Represents the pro forma adjustment to record gross proceeds of $49.0 million from PIPE Investor in return for the issuance of a total of 6,564,647 CoinShares Shares (consisting of 4,897,980 PIPE Investment Shares and 1,666,667 Commitment Fee Shares). Gross proceeds of $49.0 million, net of $2.8 million in equity issuance costs, were allocated to the CoinShares Shares as follows: (1) $4 thousand was allocated to share capital based on the par value of CoinShares Shares of $0.00066825 per share and (2) the remaining $46.2 million of the net proceeds was allocated to share premium.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position

The adjustments included in the unaudited pro forma condensed combined statement of financial position as of June 30, 2025 are as follows:

C.	Reflects the reclassification of $13.8 million held in the Trust Account to cash that was available at closing of the Business Combination, which includes additional interest income of $6.6 million earned subsequent to June 30, 2025. This reclassification is net of the redemptions of 20,707,319 Vine Hill Public Shares for aggregate redemption payments of $221.8 million using a redemption price of $10.71 per share in connection with the Extraordinary General Meeting which occurred on March 27, 2026.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

D.	Represents the amount of total transaction costs of $43.6 million incurred in relation to the Business Combination related to advisory, legal, accounting, and placement agent fees. As of June 30, 2025, the transaction costs include 1) $0.7 million of deferred legal fees that have been incurred and recorded within deferred legal fees within the unaudited condensed statement of financial position of Vine Hill, 2) $0.6 million of deferred compensation payments to Vine Hill’s Chief Executive Officer, Chief Financial Officer, and Executive Director for their services prior to the consummation of the Business Combination that have been incurred and recorded within deferred compensation - related parties within the unaudited condensed statement of financial position of Vine Hill, and 3) $0.8 million of accounting fees that have been incurred and recorded within trade and other payables within the unaudited condensed combined statement of financial position of CoinShares, all of which were paid at the close of the Business Combination. The balance of transaction costs of $41.3 million are not reflected in the historical financial statements of Vine Hill or CoinShares. All transaction costs were expensed as a part of the Business Combination.

E.	Reflects the cash payment of $2.3 million related to transaction bonuses paid to non-US employees of CoinShares at the close of the Business Combination. Of this amount, $2.0 million is related to the transaction bonus itself and $0.3 million is related to the payment of the CoinShares employer payroll taxes for the bonus recipients.

F.	Reflects 1) the total cash payment of $15.5 million ($14.4 million paid to the holders of Vested CoinShares Options and $1.1 million related to payroll taxes) and 2) the derecognition of the share option liability and associated payroll taxes of $9.2 million related to vested CoinShares Options that, immediately prior to the Business Combination, were cancelled and converted into a right to receive cash. Additionally, CoinShares replaced Unvested CoinShares Options with equivalent Converted Options, which remain outstanding as a liability in the pro forma condensed combined statement of financial position. This represents a modification of a share-based award. Under IFRS 2, the expense is determined as the excess of the fair value of the award immediately after the modification as compared to immediately before. Since the replacement awards have identical terms to the Unvested CoinShares Options and management did not expect any change in share price at the time of modification, no additional compensation cost has been reflected in the unaudited pro forma condensed combined statement of comprehensive income.

G.	To reflect the waiver of the $7.7 million deferred underwriting fee that was originally due and payable on the Closing Date. Of this amount, $33 thousand was originally allocated to share premium and $7.7 million was originally allocated to Vine Hill Class A Shares subject to possible redemption based upon the allocation of Vine Hill’s initial offering costs.

H.	Reflects the reclassification of $15.0 million of Vine Hill Class A Shares that were subject to possible redemption into Holdco Ordinary Shares (increased by the waived deferred underwriting fee of $7.7 million as noted in adjustment G above), the forfeiture of 2,933,333 Vine Hill Class B Shares by the Sponsor, and the ultimate reclassification of the remaining Vine Hill Class B Shares into Holdco Ordinary Shares in the amount of $1 thousand as a result of a series of transactions as part of the Business Combination.

Additionally, this adjustment reflects the forfeiture of the 5,500,000 Vine Hill Private Warrants by the Sponsor, which are recorded as liabilities under IFRS. The Vine Hill Private Warrants have a fair value of $6.9 million, based on the market price of the Vine Hill Public Warrants as discussed in Note 2 above. As the Sponsor is a related party, the forfeiture of the Vine Hill Private Warrants is, in substance, a capital transaction and therefore the fair value of the forfeited Vine Hill Private Warrants is recorded within equity.

I.	Represents the recapitalization of CoinShares outstanding equity (share capital of $48 thousand, $44 thousand of which is reflected in the historical financial statements of CoinShares and $4 thousand of which relates to the issuance of the PIPE Investment Shares and Commitment Fee Shares discussed in adjustment B above) and the issuance of Holdco Ordinary Shares to existing CoinShares Shareholders after giving effect to the Exchange Ratio at the close of the Business Combination.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

J.	Reflects the elimination of Vine Hill’s historical accumulated deficit.

K.	Represents the expense recognized for the stock exchange listing service received, in accordance with IFRS 2, for the excess of the fair value of Holdco Ordinary Shares issued to Vine Hill shareholders as compared to the fair value of Vine Hill’s identifiable net assets at the date of the Business Combination, resulting in a $66.0 million decrease to retained earnings. The fair value of shares issued was estimated based on the market price of Vine Hill Class A Shares of $11.04 per share (as of March 27, 2026). The IFRS 2 listing expense, which is a non-cash and non-recurring expense, is further illustrated below:

As of June 30, 2025
(in thousands except share and per share amounts)
Fair value of equity instruments deemed to have been issued by Holdco
Vine Hill Class A Share Price	$11.04
Total number of Vine Hill shares at Closing (reflective of actual redemptions)	5,692,682

Total fair value of equity instruments issued to Vine Hill shareholders	$62,847

Fair value of identifiable net assets of Vine Hill
Investments held in Trust Account(1)	$235,607
Cash	606
Prepaid expenses	229
Accrued liabilities	(121)
Deferred underwriting fee payable	(7,700)
Deferred legal fees	(702)
Deferred compensation - related parties	(649)
Warrant liability	(13,750)
Add: deferred underwriting fee payable waived by Stifel	7,700
Less: Transaction costs of Vine Hill	(2,649)
Less: Redemption of Class A Shares	(221,763)
Fair value of identifiable net assets of Vine Hill at June 30, 2025	$(3,192)
IFRS 2 listing expense	$66,039

(1)	Includes interest earned on the Trust Account subsequent to June 30, 2025.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Comprehensive Income

The adjustments included in the unaudited pro forma condensed combined statement of comprehensive income for the six months ended June 30, 2025 and for the year ended December 31, 2024 are as follows:

AA.	Reflects the reversal of the expenses incurred by Vine Hill related to fees incurred under the Vine Hill Administrative Support Agreement as well as compensation to Vine Hill’s Chief Executive Officer and Chief Financial Officer for services prior to the Business Combination, as if the Business Combination occurred on January 1, 2024 for purposes of the unaudited pro forma condensed combined statement of comprehensive income.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

BB.	Reflects (1) the recognition of a loss of $6.2 million for the settlement of the share option liability and associated payroll taxes related to the Vested CoinShares Options that, immediately prior to the Business Combination, were cancelled and converted into a right to receive cash, and (2) the reversal a $9.2 million gain and a $14.0 million loss for the fair value adjustments of the Vested CoinShares Options previously recognized in the historical financial statements for the six months ended June 30, 2025 and for the year ended December 31, 2024, respectively.

CC.	Reflects elimination of investment income on the Trust Account.

DD.	The transaction adjustment of $38.8 million for the year ended December 31, 2024 reflects the total estimated transaction costs of $43.6 million related to advisory, legal, accounting, and underwriting fees as if incurred on January 1, 2024, the date the Business Combination occurred for purposes of the pro forma financial information, less $1.3 million and $0.8 million of transaction costs that are already recorded in the historical statements of comprehensive income of Vine Hill and CoinShares, respectively, and less $2.6 million in transaction costs of Vine Hill which are included as part of the calculation of the IFRS 2 listing expense in adjustment FF below. This is a non-recurring item.

EE.	Reflects the compensation expense for the $2.3 million transaction bonuses paid to non-US employees of CoinShares at the close of the Business Combination. Of this amount, $2.0 million is related to the transaction bonus itself and $0.3 million is related to the payment of the CoinShares employer payroll taxes for the bonus recipients. This is a nonrecurring item.

FF.	Represents $66.0 million of expense recognized in accordance with IFRS 2 for the difference between the fair value of Holdco Ordinary Shares issued and the fair value of Vine Hill’s identifiable net assets (refer to adjustment K above). This is a nonrecurring item.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 4. Net Earnings (Loss) per Share

Net earnings (loss) per share was calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2024. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the year, the calculation of weighted average shares outstanding for basic and diluted net earnings (loss) per share assumes that the shares issuable in the Business Combination have been outstanding for the entirety of the year.

The computation of diluted net earnings (loss) per share includes the assumed exercise of options and warrants if the effect is dilutive. The assumed exercise of the options was dilutive for the six months ended June 30, 2025 and therefore was included in the diluted earnings per share calculation for that period. However, for the year ended December 31, 2024, the assumed exercise of the options was antidilutive and is therefore excluded from the diluted earnings per share calculation for this period. The assumed exercise of the Vine Hill Public Warrants is antidilutive for the six months ended June 30, 2025 and for the year ended December 31, 2024 and is therefore excluded from the diluted earnings per share calculation for these periods.

	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024
	(in thousands except share and per share amounts)	(in thousands except share and per share amounts)
Numerator:
Pro forma earnings/(loss) after income tax expense(1)	$470,619	$(2,385,837)
Denominator:
Weighted average shares outstanding - basic	132,257,329	132,257,329
Weighted average shares outstanding - diluted	132,518,251	132,257,329
Pro forma net earnings/(loss) per share:
Basic	$3.56	$(18.04)
Diluted	$3.55	$(18.04)

Potentially dilutive securities
Vine Hill Public Warrants	11,000,000	11,000,000
CoinShares Options	—	260,922

(1)	Pro forma net earnings/(loss) per share includes the related pro forma adjustments as referred to within the section “Unaudited Pro Forma Condensed Combined Financial Information.”